Filed pursuant to Rule 433

Registration No. 333-150282

MacroShares $100 Oil Up	UOY

Features	Benefits
• Exchange-traded security	• Manage existing exposure to the energy market
• Net Asset Value (NAV) accurately tracks the dollar price movement of crude oil[1]	• No issuer credit risk or hidden counterparty risks
• Premium or discounted market price reflects investor expectations beyond the near-term[2]	• Commodity returns without the complexity or costs associated with trading energy futures contracts
• Fully-collateralized investment backed by U.S. Treasuries, overnight repurchase agreements and cash	• Income distributions supplement capital return and are generally exempt from state and local taxes[3]
• Quarterly distributions made automatically when interest income exceeds trust expenses	• Intraday liquidity and pricing
• No minimum investment; marginable
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(See opposite side and prospectus for additional information)

Fund Profile		Crude Oil Prices (NYMEX Futures)
Ticker:	UOY
CUSIP:	55610W105
Trust Collateral:	Short-Term T-Bills, Repos & Cash
Reference Index:	NYMEX front-month light sweet
crude oil futures contract
Inception Date:	July 1, 2008
Maturity Date[4]:	December 27, 2013
Security Reference Price:	$100 (per barrel)
Inception NAV per Share[5]:	$25
Income Potential/Frequency:	Yes/Quarterly
NAV Tracking:	Dollar Price of Reference Index
Expense Ratio[6]:	0.95%
Quarterly Income Amount:	Varies; interest earned on collateral
net of trust expenses

[1] This tracking is with respect to the Security Reference Price ($100). Changes in the net asset value of MacroShares $100 Oil are a function of crude oil dollar price changes, not percentage change of price. Net asset value equals the underlying value of the security as defined in the prospectus.

[2] For all MacroShares products, premium and discounted market prices (with respect to net asset value) are normal. These market prices reflect supply and demand, as well as factors that the prices of other exchange-traded products may not be affected by, including investor expectations for Reference Index performance over the remaining term of the security.

[3] Income derived from United States Government securities. Consult your tax advisor.

[4] Early termination triggers apply, please read the prospectus.

[5] The NAV tracks crude oil dollar price movements. With the Security Reference Price of $100/barrel and the Inception NAV per share of $25, NAV of each $100 Oil Down share will reflect the inverse dollar price movements of one-quarter of a barrel of crude oil.

[6] Excludes a limited, fixed trust fee that diminishes on a per-share basis as fund assets under management grow. These and other details can be found in the prospectus.

Read the prospectus carefully before investing. Please call 1-888-Macros1 x300 (1-888-622-7671 x300) or visit www.MacroShares.com for more information.

How MacroShares Work
MacroShares are issued in pairs: When MacroShares $100 Oil Up are created, an equal number of MacroShares $100 Oil Down are also created.

Macro Shares funds are invested in short-term Treasury Bills, repurchase agreements and cash.

$100 Oil Up funds are invested in the “$100 Oil Up Trust”.

$100 Oil Down investor funds are invested in a separate “$100 Oil Down Trust”. These trusts have a binding agreement to pledge assets to one another over time, according to a predetermined formula that is driven by changes in the spot price of crude oil.

The net asset value (NAV) of MacroShares changes according to the dollar price movement in the NYMEX front-month light sweet crude oil futures contract (crude oil). When the dollar price of crude oil increases, the NAV of $100 Oil Up increases (and vise-versa). The market price of MacroShares typically diverges from NAV. This is normal, and reflects a variety of market factors – including investor expectations of crude oil prices over the remaining term of the security.

Illustration

The depositor of the MacroShares $100 Oil Down Trust, Macro Securities Depositor, LLC, is owned by MacroMarkets LLC which acts as the administrator and whose subsidiary, MacroFinancial LLC, acts as the marketing agent for the trust. Macro Securities Depositor, LLC (“MSD”), a Delaware limited liability company which is acting as the depositor for the trust, has filed a registration statement (including a prospectus) with the SEC for the offering to which this information relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. MacroFinancial, MSD, any underwriter or any dealer participating in the offering can arrange to send you the prospectus upon request, or you may retrieve these documents at no charge by visiting EDGAR on the SEC web site (www.sec.gov). Investors should carefully read the prospectus, and carefully consider the investment objectives and policies, risk considerations, charges and ongoing expenses of the Trust before investing or sending money. The prospectus contains this and other information relevant to an investment in MacroShares. MacroMarkets LLC conducts all of its securities transactions through its subsidiary, MacroFinancial LLC, member FINRA. If you have any questions or have any difficulty accessing a prospectus, please contact your securities representative or:

MacroFinancial, LLC 14 Main Street Suite 100 Madison, NJ 07940	Macro Securities Depositor, LLC 1-888-Macros1 x300 (888-622-7671 x300)

Read the prospectus carefully before investing. Please call 1-888-Macros1 x300 (1-888-622-7671 x300) or visit www.MacroShares.com for more information.